[SHIP LOGO]
                         [THE VANGUARD GROUP/(R)/LOGO]


                                                              November 29, 2005

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                   via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

                            Re: Vanguard World Funds

Dear Mr. Sandoe:

         The following responds to your comments of November 17, 2005 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 100 that was filed on October 5, 2005.

Vanguard FTSE Social Index Fund
-------------------------------
COMMENT 1:  GENERAL
-------------------
Comment: If the Fund's objective is nonfundamental, the prospectus should include disclosure to that effect.

Response:         As we discussed, the Fund's objective is fundamental so no additional disclosure is required in response to this comment.

COMMENT 2:        PROSPECTUS - AVERAGE ANNUAL TOTAL RETURN TABLE
----------------------------------------------------------------
Comment:          The FTSE Index was listed twice in the table.

Response:         We caught that error and will correct it in our 485(b) filing.

COMMENT 3:        PROSPECTUS - RISK OF NONDIVERSIFICATION
---------------------------------------------------------
Comment:          Modify the final sentence in the paragraph so it clarifies that these funds, while classified as nondiviersified, have actually "operated as" (rather than "have been") diversified.

Response:         We will make the requested modification.


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November 29, 2005
Christian Sandoe
Page 2 of 6

COMMENT 4:        PROSPECTUS - ACCOUNT MAINTENANCE AND CUSTODIAL FEES
---------------------------------------------------------------------
Comment:          Are fees deducted before or after distributions?

Response:         Fees are deducted after distributions.

COMMENT 5:        PROSPECTUS - FREQUENT TRADING OR MARKET-TIMING
----------------------------------------------------------------
Comment:          The Fund's broad policies with respect to frequent trading and market-timing are disclosed in the prospectus under the heading "Frequent Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various places throughout the "Investing with Vanguard" section. All of the Fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading and Market-Timing."

Response:         We believe that the Fund's policies against frequent trading and market-timing are properly disclosed in the prospectus pursuant to Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies applicable to each type of shareholder be disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of the Fund's policies against frequent trading and Market-timing under the heading "Frequent Trading or Market-Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

                  We believe that removing the disclosure from the "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section and under the "Frequent Trading and Market-Timing" heading would unnecessarily clutter the prospectus with duplicative disclosure.

COMMENT 6:        PROSPECTUS - FREQUENT TRADING LIMITS
------------------------------------------------------
Comment:          The disclosure states that each Vanguard fund..."limits"
                  purchases or exchanges into a fund for 60 days after an investor has redeemed or exchanged out of that fund. If by "limit" we mean "refuse" we should clarify that point.

Response:         "Limits" accurately describes the policy since immediately following the sentence in question, we list the situations where we will allow purchases or exchanges into a fund during the 60-day period. Since there are a handful of exceptions, we are actually "limiting" rather than "refusing" purchases.
                  Accordingly, we do not plan to amend the sentence.
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November 29, 2005
Christian Sandoe
Page 3 of 6


COMMENT 7:        PROSPECTUS - BACK COVER
-----------------------------------------
Comment:          The phone number for the SEC is listed incorrectly.

Response:         We have corrected the mistake and it will be reflected in our
                  485(b) filing.

VANGUARD INTERNATIONAL GROWTH FUND
----------------------------------
COMMENT 1:        PROSPECTUS - PRIMARY INVESTMENT STRATEGIES
------------------------------------------------------------
Comment:          To what extent does the Fund invest in the stocks of companies located outside the United States?

Response:         While the Fund does not have any intention of investing in US stocks, there have been situations where a security was classified as U.S. when it traded on a foreign exchange. For that reason, we are hesitant to give a percentage, or state that the fund invests exclusively in international stocks.
                  However, we will amend the disclosure to clarify that the Fund invests "predominantly" in foreign stocks.

COMMENT 2:        PROSPECTUS - PRIMARY INVESTMENT STRATEGIES
------------------------------------------------------------
Comment:          The paragraph should be amended to clarify that the advisors invest in foreign stocks, rather than just evaluating and choosing foreign stocks.

Response:         We do not plan to make any revisions in response to this
                  comment. The first sentence of this section states that the Fund invests in the stocks of companies located outside the US. It then goes on to describe how the advisors evaluate and choose stocks. We think the disclosure makes clear that the stocks evaluated and chosen by the advisors are the stocks in which the fund invests. We are satisfied with the disclosure as written regarding this point.

COMMENT 3:        PROSPECTUS - PRIMARY RISKS
--------------------------------------------
Comment:          Since emerging markets risk is included as a primary risk, it should also be included as part of the primary investment strategy.

Response:         We have revisited this matter, and have determined that
                  emerging market risk should not be included as a primary risk.
                  The Fund has no particular strategy of investing in emerging markets companies. Accordingly, there is no corresponding primary risk.

COMMENT 4:        PROSPECTUS - PRIMARY INVESTMENT STRATEGY
----------------------------------------------------------
Comment:          What is the Fund's market capitalization strategy?

Response:         The Fund does not have a strategy of investing in any
                  particular capitalization range.

November 29, 2005
Christian Sandoe
Page 4 of 6


COMMENT 5:        PROSPECTUS - INVESTMENT ADVISORS
--------------------------------------------------
Comment:          What is the relationship between the two Schroder portfolio managers?

Response:         We will amend the disclosure to reflect that Ms. Maissoneuve and Mr. Dobbs co-manage the Schroder portion of the Fund.

COMMENT 6:        PROSPECTUS - INVESTMENT ADVISORS
Comment:          Provide the past 5 years of experience for each portfolio
                  manager.

Response:         Matthew Dobbs' and James Anderson's disclosure includes their past 5 years of experience. We will amend the disclosure for Virginie Maissoneuve to clarify that she has not just worked in investment manager, but has worked as an asset manager since 1987, thereby covering more than the past 5 years.

COMMENT 7:        PROSPECTUS - INVESTING WITH VANGUARD
------------------------------------------------------
Comment:          Clarify the meaning of the address change disclosure.
                  Specifically, is the policy that Vanguard "will" or "may" impose a 15-day hold on online and telephone redemption?

Response:         We think the disclosure is clear as written. Vanguard may
                  impose the hold, rather than "will" because some clients have more than one permanent address. There may be a summer home and a winter home, and Vanguard has both the addresses in our records. For such clients, we do not impose a hold when they switch their seasonal address. However, if a client sells a home and moves to an entirely new home, we do impose a hold.
                  For this reason, "may" is more appropriate than "will."

                  "Hold" is also appropriate. In the cases where the hold applies, we will accept the request for a redemption, and will give the trade date on which the request was made, but we will not mail the proceeds until the 15 day period has run its course.

                  We think the disclosure is clear as written.

VANGUARD U.S. SECTOR INDEX FUND
-------------------------------
COMMENT 1:        PROSPECTUS - INDEX SAMPLING
---------------------------------------------
Comment:          The Funds will only sample if regulatory constraints or "other considerations" prevent them from using replication.
                  What are the "other considerations?"

Response:         "Other considerations" might include SEC or IRS
                  diversification requirements, rules imposed by exchanges on which the Sector VIPERs are listed, issuer limits, or other unforeseen factors. We do not plan to amend the disclosure in response to this comment.

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November 29, 2005
Christian Sandoe
Page 5 of 6

COMMENT 2:        PROSPECTUS - PRIMARY INVESTMENT STRATEGIES
------------------------------------------------------------
Comment:          As each Fund's strategy, they attempt to replicate an index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

                  However, according to the Item 4 disclosure, each Fund will invest at least 80% of its assets in the stocks that make up its target index or in synthetic equivalents (i.e., instruments that provide substantially similar economic exposure). How are these two policies consistent?

Response:         We have revisited this disclosure with the advisor and plan to delete the reference to synthetic equivalents. Accordingly, our Item 2 disclosure will remain unchanged, and our Item 4 disclosure will state that each Fund will invest at least 80% of its assets in the stocks of its target index. The former is more restrictive, and more accurately describes the strategy, and the latter is intended to set forth the less restrictive test required by the names rule. We think these two statements are consistent with one another.

COMMENT 3:        PROSPECTUS - SECTOR RISK
------------------------------------------
Comment:          The risks specific to each particular sector should be listed in the Item 2 disclosure for each Fund.

Response:         We will make the requested modifications.

WORLD FUNDS SAI
---------------
COMMENT 1:        SAI - DESCRIPTION OF PM COMPENSATION
------------------------------------------------------
Comment:          Include the required PM disclosure.

Response:         We will update this disclosure via the 485(b) filing as
                  requested.

TANDY REQUIREMENTS
------------------
Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

                 o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

                 o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

                 o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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November 29, 2005
Christian Sandoe
Page 6 of 6

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                    * * * * *

               As required by the SEC, the Funds acknowledge that:

               o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

               o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

               o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Judith L. Gaines
Associate Counsel